Filed by AMC Entertainment Holdings, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

And deemed filed pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Carmike Cinemas, Inc.

Commission File No. 000-14993

Filing Date: July 26, 2016

Important Additional Information Regarding the Merger

This presentation may be deemed to be solicitation material in respect of the proposed merger of Carmike with and into a wholly-owned subsidiary of AMC. In connection with the proposed merger, AMC and Carmike will file with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 (the “Registration Statement”) containing a prospectus with respect to the AMC common stock to be issued in the proposed merger and a proxy statement of Carmike in connection with the proposed merger (the “Proxy Statement/Prospectus”). The proxy statement of Carmike contained in the Proxy Statement/Prospectus will replace the definitive proxy statement which Carmike previously filed with the SEC on May 23, 2016 and mailed to its stockholders on or about May 25, 2016. Each of AMC and Carmike intends to file other documents with the SEC regarding the proposed merger. The definitive Proxy Statement/Prospectus will be mailed to stockholders of Carmike and will contain important information about the proposed merger and related matters.

BEFORE MAKING ANY INVESTMENT OR VOTING DECISION, CARMIKE’S STOCKHOLDERS ARE URGED TO READ CAREFULLY THE DEFINITIVE PROXY STATEMENT/PROSPECTUS IN ITS ENTIRETY WHEN IT BECOMES AVAILABLE (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS THAT AMC OR CARMIKE HAS FILED OR MAY FILE WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER, OR WHICH ARE INCORPORATED BY REFERENCE IN THE DEFINITIVE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER.

Carmike’s stockholders will be able to obtain, free of charge, copies of the definitive Proxy Statement/Prospectus and Registration Statement, when available, and other relevant documents filed by AMC and Carmike with the SEC, at the SEC’s website at www.sec.gov. In addition, Carmike’s stockholders may obtain free copies of the Proxy Statement/Prospectus and other relevant documents filed by Carmike with the SEC from Carmike’s website at http://www.carmikeinvestors.com/.

This communication does not constitute an offer to buy or exchange, or the solicitation of an offer to sell or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This communication is not a substitute for any prospectus, proxy statement or any other document that AMC or Carmike may file with the SEC in connection with the proposed merger.

Participants in the Solicitation

This communication does not constitute a solicitation of a proxy from any stockholder with respect to the proposed merger. However, each of AMC, Carmike and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from Carmike’s stockholders with respect to the proposed merger. More detailed information regarding the identity of these potential participants, and any direct or indirect interests they may have in the proposed merger, by security holdings or otherwise, will be set forth in the Proxy Statement/Prospectus, which will replace the definitive proxy statement which Carmike previously filed with the SEC on May 23, 2016 and mailed to its stockholders on or about May 25, 2016. Additional information concerning AMC’s directors and executive officers is set forth in the definitive proxy statement filed by AMC with the SEC on March 15, 2016 and in the Annual Report on Form 10-K filed by AMC with the SEC on March 8, 2016. These documents are available to Carmike stockholders free of charge from the SEC’s website at www.sec.gov and from the investor relations section of AMC’s website at amctheatres.com. Additional information concerning Carmike’s directors and executive officers and their ownership of Carmike common stock is set forth in the proxy statement for Carmike’s most recent annual meeting of stockholders, which was filed with the SEC on April 15, 2016 and in the Annual Report on Form 10-K filed by Carmike with the SEC on February 29, 2016. These documents are available to Carmike stockholders free of charge from the SEC’s website at www.sec.gov and from Carmike’s website at http://www.carmikeinvestors.com/.

VIAVID
communications simplified.

AMC Entertainment

AMC/Carmike Acquisition Update Call

July 25, 2016

ViaVid has made considerable efforts to provide an accurate transcription. There may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.

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C O R P O R A T E   P A R T I C I P A N T S

John Merriwether, Vice President, Investor Relations

Adam M. Aron, Chief Executive Officer and President

Craig R. Ramsey, Executive Vice President and Chief Financial Officer

C O N F E R E N C E   C A L L   P A R T I C I P A N T S

Eric Handler, MKM Partners

Barton Crockett, FBR Capital Markets & Co.

Kannan Venkateshwar, Barclays Capital

Ben Mogil, Stifel Nicolaus

Sachin Shah, Albert Fried & Company, LLC

James Goss, Barrington Research Associates, Inc.

P R E S E N T A T I O N

Operator:

Greetings and welcome to the AMC/Carmike Acquisition Update Call.  At this time all participants are in a listen-only mode.  A brief question-and-answer session will follow the formal presentation.  If anyone should require Operator assistance during the conference, please press star, zero on your telephone keypad.  As a reminder, this conference is being recorded.

I would now like to turn the conference over to your host, Mr. John Merriwether, Vice President, Investor Relations for AMC.  Thank you.  You may begin.

John Merriwether:

Thank you, Melissa.  Good morning everyone.  I’d like to welcome you to our Carmike Acquisition Update Conference Call.  I’d like to remind you that some of the comments made by Management during this conference call may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  Statements made during this call about Management’s belief about the effect of the acquisition of Carmike, or Carmike and Odeon & UCI on AMC’s future business operations and financial performance are forward-looking statements.

ViaVid has made considerable efforts to provide an accurate transcription. There may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.

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Forward-looking statements are subject to risks, uncertainties, and assumptions.  I direct your attention to Slides 2 and 3 entitled Disclosures and Legends respectively for a listing of certain risks that could cause actual results to differ materially from those expressed in or suggested by the forward-looking statements, and for important additional information regarding the merger.  Statements made throughout this presentation are based on current estimates of future events and the Company has no obligation to update or correct these estimates.

Listeners are cautioned that any such for looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially as a result of these various factors.  Please note that the following communication is not an offer to sell or a solicitation to offer to buy any securities or a solicitation of any votes for approval.  We urge Investors and Securityholders to read the registration statement on Form S-4, including the definitive joint proxy statement prospectus and all other relevant documents filed with the SEC or sent to Stockholders as they become available.

After our prepared remarks there will be a brief question-and-answer session.  As a reminder, we will not be taking any questions about earnings on this call.  Our second quarter 2016 earnings call is scheduled for next Monday, August 1 at 7:30 AM Central/8:30 AM Eastern.

Joining me on the call this morning are Adam Aron, CEO and President; and Craig Ramsey, Chief Financial Officer.  Adam will begin his formal remarks on Slide 4.

I’ll now turn the call over to Adam.

Adam M. Aron:

Thank you, John, and good morning, everyone.  On the heels of our announced acquisition of Odeon & UCI Cinemas in Europe, which by itself makes AMC the largest movie exhibitor in the world, your attention is directed back to our efforts to acquire Carmike Cinemas as well.

As you all know, we met with stiff resistance from Carmike Shareholders to our $30 all-cash offer, with many of them saying it was too favorable to AMC.  This morning, we announced a revised and amended merger agreement, agreed to unanimously by the Boards of both Companies, with two major changes.  First, our offer has been raised to $33.06 per share which will cost us about $75 million or so more to acquire Carmike.  While the price will go up, the likelihood that we actually will consummate this beneficial transaction also rises correspondingly.  This increased offer represents a 32% premium to Carmike’s unaffected share price as of March 3, 2016, just before our merger was originally announced.  It now results in a 9.2 times enterprise value, so latest 12-months Adjusted EBITDA purchase multiple, which is a significant premium to US comparables.

At the same time, we have consistently been saying that AMC is a disciplined buyer.  Thirty-three dollars and six cents is still an affordable and attractive price for AMC Shareholders to pay given the $35 million in synergies that we expect to realize quickly from this transaction.  We believe that the post-synergy purchase multiple will still, even with the higher price, be 6.8 times.

Second, we’ve also listen to feedback from the proxy advisory firms and from Carmike Shareholders that they wanted to participate in the upside potential of combining these two entities.  Accordingly, the amended offer will include an equity component.  Carmike Shareholders can elect share-by-share to receive $33.06 in cash or 1.0819 AMC shares per Carmike share, subject to a customary proration mechanism such that the aggregate consideration of the transaction will be a mix of 70% cash and 30% in AMC stock.  The AMC share price is locked in at $30.56, a five trading-day view app (phon) through

ViaVid has made considerable efforts to provide an accurate transcription. There may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.

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Tuesday, July 19 when our offer was submitted to Carmike.  This is the level at which we’re pleased to be issuing new equity, especially given the lack of underwriting fees, costs, and discounts.

In total, Carmike Shareholders will receive approximately 7.4% of the total equity of AMC.  We’re pleased to be increasing AMC’s public equity float by $250 million and at a healthy share price for AMC, which in our view serves both quantitatively and qualitatively, as a further offset to the increased price that we’re paying for Carmike.

As that aforementioned disciplined buyer, I’d like to make one thing perfectly and unmistakably clear; this new $33.06 price and 70/30 cash stock mix is AMC’s best and final offer to acquire Carmike.  This is it.  We’re done.  There’s no more water in this well.  If Carmike Shareholders say yes, they’ll reap a considerable premium and own shares in the largest theater company in the US and in the world.  However, if they say no, which admittedly is their right, we’re fully prepared to stop pursuing Carmike and AMC will be delighted instead to focus on our other billion-dollar acquisition in Europe.  Just as Carmike was a pretty impressive Plan A, Odeon is a pretty remarkable Plan B.

We believe the additional consideration and new structure represents incredibly compelling value to Carmike Shareholders that otherwise would not be realized under other existing scenarios, especially if Carmike Shareholders choose to stand alone with AMC long gone, and without an AMC offer, artificially buttressing the value of Carmike shares.

Turning to Slide 5, the transaction highlights remain unchanged.  We continue to believe this transaction offers considerable strategic benefits that will enhance our combined theaters’ competitiveness by introducing our innovative guest-focused amenities to millions of new consumers, while allowing us to continue to invest capital in our existing theaters.  This combination will create the number one US exhibitor and extend the runway for a deployment of AMC’s strategic growth initiatives.  We also continue to expect to realize $35 million of cost synergies given the new equity component of the amended offer, Carmike Shareholders will now have the opportunity to participate in the benefits of these synergies, and as you’re aware, will receive additional founder shares in National CineMedia and become the largest founding Shareholder, but we believe it is important to remind you that those additional National CineMedia shares are subject to taxes and make-whole payments over the remaining 25 plus year life of the Carmike Screenvision contract.

Moving to Slide 6, here you have a closer look at the amended agreement, terms, and implications, some of which I’ve already described.  Both Companies’ Shareholders win.  Carmike gets a 9.2 times multiple price, AMC gets a 6.8 times multiple post synergies.  The combined operating strategy will remain unchanged.  We expect to maintain two sub brands under an AMC umbrella, one focused on theaters located in large urban areas and another brand focusing on midsized and nonurban areas, although which specific theaters and which brands will move around somewhat.

The transaction remains customary closing conditions.  Carmike Shareholders will have to vote on a new amended agreement and the transaction continues to be subject to regulatory approvals and other customary closing conditions.  Importantly, the financing commitment for both the Carmike and Odeon transaction is already in place.  We still expect to complete the transaction by the end of 2016.

Turning to Slide 7, the value creation thesis for AMC is still intact.  The combined Company will continue AMC’s focus on the key priorities we’ve outlined, including an unyielding pursuit of creative and innovative approaches to engage moviegoers and attract them to our theaters.  We firmly believe our ability to deploy our proven growth initiatives across a larger, broader, and more diverse footprint will benefit millions of new moviegoers, help drive box office and concession revenue increases, which in turn shall be a real growth driver for increased AMC earnings.  Shareholders will also continue to receive value in the form of our dividend, which we expect will be maintained.

ViaVid has made considerable efforts to provide an accurate transcription. There may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.

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So, while the value creation thesis remains intact for AMC Shareholders with our amended offer, we believe the value proposition for Carmike Shareholders has improved significantly.  Slide 8 provides that rational.  Simply put, Carmike Shareholders get a higher price and they get equity in an extraordinary Company, a Company to include AMC, Carmike, and assuming the Odeon/UCI transaction closes, Odeon/UCI in Europe as well.  That Company would be the largest in the US, the largest in Europe, the largest movie theater operator in the world.

Let’s go to Slide 9.  Let’s look at what the world’s leading and largest theatrical exhibition company would look like.  As you can see from some of the parts, had AMC, Odeon & UCI, and Carmike been combined, based on March 31, 2016 LTM numbers, AMC would own or operate more than 10,570 screens across more than 900 theaters in eight countries, serving more than a third of a billion guests and generating more than $5 billion in revenue.  As I’ve said before, should we acquire Carmike and Odeon/UCI, we will be the largest theatrical exhibition Company in the world and that puts us in a position to be seen as the leader of this industry.  Our amended offer also allows Carmike Shareholders to benefit through their continuing stock ownership from this potential industry-leading position.

Turning to Slide 10, you can see how our amended offer represents a substantial premium to Carmike’s unaffected share price.  It doesn’t matter whether we look one day before or one week before, four weeks before, three months before, or six month before we announced the acquisition, based on the various weighted average price points, the minimum price premium that our amended offer provides is 32% and the maximum is 53%.  We believe the significant value of our amended offer provides Carmike Shareholders a compelling, a compelling option.

Further evidence is provided on Slide 11.  Not only does the amended offer provide a significant premium to Carmike’s own share price, but Carmike’s enterprise value to LTM Adjusted EBITDA valuation represents a significant premium to comparable US publicly traded exhibitors, as you can see in the chart on the left.

The chart on the right illustrates the premium valuation provided by our amended offer as compared to precedent Carmike transactions, and as you can see, the transaction value, the LTM 12 Adjusted EBITDA post synergies is higher than the last four Carmike acquisitions dating back to 2012.  There has been much obfuscation and disinformation on this subject.  Some Carmike Shareholders stubbornly, but erroneously, insist on using theater valuations in Europe and Asia-Pacific, as deal comps for the AMC/ Carmike combination.  The major US theater operators are valuing US exchanges every single day and at multiples well below those in Europe and Asia-Pac.  There is no possible conjecture here or wishful thinking.  These US companies are the only comps that make sense when evaluating either AMC or Carmike.

As we move to Slide 12 we take a look at some industry metrics.  We believe Carmike Shareholders in becoming AMC Shareholders will benefit from AMC’s scale and expertise.  As you can see from the statistic here, AMC’s total revenue per average screen, attendance per average screen, average ticket price, and concessions and other revenue per patron are all markedly higher than Carmike’s and lead the industry in nearly all categories.

As we move to Slide 13, the last point I want to make centers around our belief that this merger is better for Carmike Shareholders than the prospect of their standing alone.  Carmike has consistently traded at an average discount to the pure median of the US companies on US exchanges over the last 10 years by 1.3 times at a discount to AMC since the AMC IPO of 1.0 times.  We believe Carmike’s valuation discounts to its peers is the result of several factors: lack of scale, slowing M&A pipeline for growth, earnings shortfall relative of free (phon) expectations, and weaker operational or productivity metrics given their specific theaters combined with no annual dividend.

ViaVid has made considerable efforts to provide an accurate transcription. There may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.

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As you can see from these graphs, in February 2015 Carmike’s Management was projecting 2017’s annual revenue to be $1.2 billion and Adjusted EBITDA to be nearly $200 million.  Just a year later, the revenue projection declined $201 million or 16%, even if they made the necessary acquisitions, and declined nearly $350 million or 28% if they didn’t make those acquisitions.  Likewise, the Adjusted EBITDA projection declined $24 million or 12% with acquisitions and $46 million or 23% without acquisitions.  Our amended offer with equity consideration allows Carmike Shareholders to participate in the upside of an operating strategy centered on the deployment of strategic growth initiatives that have been proven to drive attendance, to drive revenue, and to drive earnings.  Even more compelling for Carmike Shareholders is the landscape upon which those strategic growth initiatives can be deployed.  Not only will our initiatives be deployed to guests in existing Carmike theater locations, but also to existing AMC locations, and also be rolled out to guests across the Odeon & UCI circuits, extending the runway for these forward-thinking innovations for years to come.

With that, I’ll turn the call over to Craig to run through some of the factors that influenced our valuation of this transaction and to run through the financing overview with you.  Craig?

Craig R. Ramsey:

Thanks, Adam, and good morning, everyone.  Let’s look at Slide14.  I’d like to highlight certain material aspects of the transaction that influence our valuation that the public discussion to date has neglected to recognize.  Every large acquisition has integration and transaction costs associated with it, and this transaction is no different.

We’ve also always known that the Department of Justice would be reviewing this transaction closely, and we have been working with the DoJ to provide them with the necessary information they are requesting.  We must factor into our valuation of the transaction, the likely case, best case, and worst case scenarios for theater or other potential divestitures from a DoJ perspective, and these scenarios influenced our valuation.

One of the biggest areas of disconnect in terms of valuation arises from the NCM founder shares that we will receive.  First, there are tax implications and expense we bear upon receiving those shares, and second, and more importantly, we will be required to make quarterly make-whole payments to NCM for the life of the Screenvision contract, which is expected to expire—not expected to expire for another 25 years.  The ultimate valuation difference over the long-term is not nearly as significant as many believe.

As for the deployment of our growth initiatives, those will be funded by AMC’s own capital and we will bear the expense and risk for that investment.  Speaking of investments, Carmike has a minority stake investment in Screenvision, a privately held company valued at approximately $7 million on Carmike’s December 31, 2015 balance sheet.  Now, we are an 18% owner of National CineMedia, a publicly traded competitor to Screenvision.  So, appropriately valuing the Screenvision’s stake, in light of our National CineMedia ownership and a DoJ review also influences our valuation.

Lastly are the tax net operating losses or NOLs.  Because of prior Carmike acquisitions, the use of Carmike’s NOLs is limited and significantly diminishes the value of those NOLs to AMC.  Likewise, the Carmike transaction does not generate any material value merely from accelerating our own NOLs for which we have ample use, without a Carmike acquisition.  To lay claim to AMC’s NOLs materially understates the cash tax implication of the Carmike acquisition.

Much has been said by some local Carmike Shareholders about our valuation of this transaction without their adequately considering these important factors and we believe it’s important that we share them with you tonight—or today, excuse me.

ViaVid has made considerable efforts to provide an accurate transcription. There may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.

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Moving on to Slide 15, let me provide you with a very brief transaction financing overview.  Financing for both the Odeon and UCI, and the Carmike transaction is fully committed now.  The financing will be comprised of $225 million of term-loan B under the existing accordion capacity and $300 million of subordinated bridge loan commitment.  There will be $230 million of Carmike senior secured notes that will stay in place as the change of control waiver has been received.  As Adam said, we expect this transaction to be completed by the end of 2016.

Pro forma net leverage for both the Odeon and Carmike transactions is expected to be between 4.25 and 4.5 times at closing, but as we have said many times, we would take the net leverage up to this level for the right opportunity with a plan to de-lever back to the 3.5 to 4 times over time.  There are a lot of unknowns at this point, regulatory divestitures and the timing of closing for instance, but as we develop that plan to de-lever, we will be exploring various alternatives which may include the issuance of additional new equity to obtain the optimal profile.

With that, I’ll turn the call back over to Adam for final comments before we take your questions.

Adam M. Aron:

Thank you, Craig.  Let’s turn to Slide 16 to finish with some key takeaways from today’s call and then we’ll take your questions.  This is another exciting day for all of us here at AMC and we believe it’s an exciting day for both AMC and Carmike Shareholders alike.  We have listened to the feedback from Carmike Shareholders and from proxy advisory firms, and have an agreed amended offer to acquire Carmike.  This new structure features a higher price and allows Carmike Shareholders to participate in the realization of the anticipated cost synergies and the future potential upside of the combined companies, while also receiving attractive dividend, which we expect to maintain.  This transaction remains an attractive opportunity for AMC Shareholders as well, as it would improve AMC’s position to the number one theater operator in the United States and gives us the opportunity to extend that runway for the deployment of our proven and innovative strategic growth initiatives.

But, let me remind one and all, best and final means best and final.  I sure hope that Carmike Shareholders do not test our rock-solid commitment, that this is the most that they will see from AMC.  With Carmike and Odeon/UCI included, AMC will be a terrific Company.  But, without Carmike and only with Odeon and UCI in tow, AMC will still be a terrific Company, the world’s largest theater operator, in fact, and if that winds up being the path we walk, so be it.

With those as our comments, we’d be happy to take any of your calls—or questions.

Operator:

Thank you.  At this time we’ll be conducting a question-and-answer session.  If you would like to ask a question, please press star, one on your telephone keypad.  A confirmation tone will indicate your line is in the question queue.  You may press star, two if you would like to remove your question from the queue.  For participants using speaker equipment, it may be necessary to pick up your handset before pressing the star keys.

Our first question comes from the line of Eric Handler with MKM Partners.  Please proceed with your question.

Eric Handler:

Yes.  Thanks for taking my question.  Adam, two questions for you.  Have you had an opportunity to talk to Carmike’s dissidents Shareholders and try to realize whether or not this improved price is amendable

ViaVid has made considerable efforts to provide an accurate transcription. There may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.

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at all to them?  Then secondly, if it does come to the point where you either walk away or you get a no vote, are you still going to be able to walk away without any breakup fee?

Adam M. Aron:

All right.  So the two questions—yes, we have been in contact with a variety of Carmike Shareholders, including the dissidents, but not only the dissidents.  There are a significant number of Carmike Shareholders who are in favor of this transaction and we will see what happens when the Carmike Shareholders vote.  There’s no way of knowing.  I would expect some hysterical letter writing as a result of this offer because, as you know, some Carmike Shareholders have looked for a price point of $40 or more.  They’ve used European and Asian theater chain sales as comparables for US transactions even though Regal, Carmike, Cinemark, AMC are valued on US exchanges every single day.  So, what they say now may be how they vote later on in the fall; it may not be how they vote later on in the fall.  We’ll all find out together.

We do think that this offer is attractive and should be acceptable to a sufficient number of Carmike Shareholders that the deal should go forward.  However, if it doesn’t, I’ve made it very clear in our public statements over the past few weeks, and especially today, that this is it and if the deal breaks, the deal breaks.  We won’t lose any sleep over it because we have Odeon and UCI.  We’ll take our billion-dollar bat and ball and we’ll go to Europe with it.  While that Company might be strengthened by adding Carmike as well, that Company is going to be an extraordinarily strong Company without Carmike in tow.

Having said all that, there is no breakup fee payable to either party if the transaction goes down because of a negative Shareholder vote.

Eric Handler:

Thank you.  Thank you.

Operator:

Thank you.  Our next question comes from the line of Barton Crockett with FBR Capital.  Please proceed with your question.

Barton Crockett:

Okay.  Thanks for taking the question.  I was curious about the statement about potentially offering equity to de-lever.  Why would you be doing that after the transaction as opposed to putting it into the provides (phon) offer where you’re putting an equity component into Carmike, and is there any way to kind of roughly frame how much potential equity people should be thinking about here?

Adam M. Aron:

Well, let’s talk about what we are doing because it’s publicly announced.  The Odeon transaction will depend on how the transaction ultimately prices.  But currently based on current share prices and current currency exchange rates, it’s about $165 million or so of stock.  This transaction with Carmike is about $250 million of stock, so that’s $415 million of new equity that we have already built into these two transactions and that fields both the buyer and seller the right number to put into this transaction than to put some higher number—feels like it’s not the right balance for the current day.

While Craig did suggest that we might issue some amount of equity to de-lever at some point in the future, we were intentionally nonspecific both with respect to amount and with respect to timing.  This Company generates a tremendous amount of cash from operations.  There are a number of ways to de-

ViaVid has made considerable efforts to provide an accurate transcription. There may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.

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lever.  We’ll decide when to issue equity when we think market conditions are optimal.  We don’t want you to assume too much, but we thought it would be disingenuous, since it’s one of the options available to us, if we didn’t mention it on this call.

Barton Crockett:

Okay.  Then if I could follow up with one other quick question.  If you don’t go ahead with the Carmike transaction, are there other meaningful acquisition opportunities in the United States, do you think, for AMC?

Adam M. Aron:

Well, I wouldn’t necessarily limit your horizons to the United States.  There are other attractive acquisition opportunities, but it wouldn’t be so terrible if all we did in one year was $1 billion acquisition at a time and digest that acquisition before we move on to the next.  The reason that we’re doing two here simultaneously is because Carmike was well in-hand back in early March, and then a process developed for Odeon/UCI in Europe that was on the seller’s timing, and as has been said in the press repeatedly, this is a once in a generation opportunity to become the number one player in Europe and to do so at a time when the pound’s at US$1.30 to the pound.  So we had to jump, but it’s not like you have to do two of these at the same time all the time and it does increase the operational complexity of two integrations at the same time.

So, if Carmike goes forward, we have every confidence we can integrate the two companies into our system at the same time, but if Carmike doesn’t go forward, there’ll be lots of other M&A activities and opportunities that we’ll pursue in 2017 and beyond.

Operator:

Thank you.  Our next question comes from the line of Kannan Venkateshwar with Barclays.  Please proceed with your question.

Kannan Venkateshwar:

Thank you.  Just one question from me.  From a timing perspective, is there a requirement to file an S-4 over to the DoJ and given the best equity (phon) component (phon) from the deal, and does the timing look different compared to what you guys were planning for (inaudible)?

Adam M. Aron:

Well, we’ll have to file a new prospectus with the SEC, not with the DoJ, and that will have to take place, and that way will get on that immediately now that the new offer is out there in the public realm.  With respect to our antitrust regulatory review with the Department of Justice, that commenced months ago and it will stay in process regardless of the new Shareholder deal with Carmike between the two companies.  So the gating issue, in our view, has always been antitrust clearance, not an SEC filing or a Shareholder vote, and there’s nothing in this new revised offer with AMC and Carmike that should slow down the antitrust process materially.  That’s why we said on the call today we’re still hopeful that we can get a closing of the transaction by year-end.

Kannan Venkateshwar:

Thank you.

Operator:

ViaVid has made considerable efforts to provide an accurate transcription. There may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.

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Thank you.  Our next question comes from the line of Ben Mogil with Stifel.  Please proceed with your question.

Ben Mogil:

Hi.  Good morning.  Thanks for taking my question.  So when look at sort of Slide13, that sort of shows a downward revision in the internal Carmike projections, and you’ve also talked to how (inaudible) UCI deal, that the returns were getting much more marginal, close to $30.  I kind of want to reconcile those projects in that comment in line with the revised offer offered this morning.

Adam M. Aron:

Sure.  Well, in our view—let’s remember what the public dialogue has been.  We had an offer on the table of $30 and we had one large Shareholder saying we should pay $40 and we had another large Shareholder saying we should pay $43.50.  We said the transaction gets marginal above $30 very quickly.  That was against the backdrop of Shareholders looking for substantial premiums far in excess of this increase offer $to 33.  The multiples at 9.2 times for Carmike, that’s the big price.  At the same point, 6.8 times post synergy is an affordable price.  So, but that’s ta $33.06.  So we think $33.06 is consistent with our comment that we would be a disciplined buyer and consistent with our view that we would want attractive returns to flow both to the buyer in the transaction, as well is the seller.  So we think $33 achieves that.  It gives the seller an attractive multiple and it gives us an attractive multiple post synergy.

If we went higher than $33, especially if we went anywhere close to the ask of the two dissident Shareholders, we’d have a very uneconomic transaction and one obviously that we will not pursue.  We will—not only will we not get close to their offer; we’re not going above $33.06.  I don’t think I could be more clear than I’ve been on this call and we’ve been in our public comments that this is our final and best offer.  We’d love to go forward with Carmike, but if we don’t, we don’t.

Ben Mogil:

Okay.  That’s great.  Thanks, Adam.

Operator:

Thank you.  Ladies and gentlemen, as a reminder, if you’d like to ask a question, please press star, one at this time.

Our next question comes from the line of Sachin Shah with Albert Fried & Company.  Please proceed with your question.

Sachin Shah:

Hi.  Good morning, Aron.  Congratulations on the updated offer.  So, I mean, the bottom line here, this seems like a reality check overall, I think, in so many words.  I mean, your stock is trading.  Your stock is trading 3.6% lower on an implied $33.06.  So, if somebody’s asking for $37.50 or more, that would only cause the stock to trade even lower, so why would you guys do that kind of transaction knowing that the market sees what the result is for an implied $33.06?  So that’s the first question.  Second question is you say you spoke to certain Shareholders.  I wanted to understand if you spoke to enough to get a simple majority and what ISS and Glass Lewis basically has to say about that.  Are you expecting them to come back or are you waiting for the two top Shareholders to chime in, as you pointed out, based on their letters.  Then a follow-up question is if you do get the simple majority here, I think because of this reality

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check, hopefully today, does that mean that this 20% dissident vote, that’s a condition for the transaction, you could remove that or increase that amount, because that is still condition.  Thank you.

Adam M. Aron:

All right.  There’s a lot in there.  Let me see if I can try to get right what you said.  I believe that our stock is down today, not because the market is trying to figure out what price we should be paying for Carmike but because there’s a lot of short-selling going on by Investors in Carmike who are going to be taking a considerable amount of AMC stock, and they are probably trying to hedge their bets right now by locking in their price for AMC stock knowing that it’s coming and the volume on AMC is very high today compared to our average.  So that’s probably what’s going on with today’s pricing.  That pricing was all what I think is short-selling going on, but I don’t know that to be true.  That’s what I speculated would be the case before the announcement and turning out to be true after the announcement, but I don’t have any absolute indication in short-selling.  Well, I’m sure we’ll work through the short-selling relatively fast and the fundamentals will reapply and as we get closer to the Shareholder vote, this short-term of impact of a lot of selling at abnormally high volumes will go away.

With respect to your comment about paying $37.50, no, it would now make any sense to pay $37.50.  By the way, it wouldn’t make any sense to pay more than $33.06 and that’s the offer that’s on the table and that’s the last offer that’s going to be on the table and that’s the best and final offer that’s going to be on the table and Carmike Shareholders will have a choice to make whether they want to take the profit that will accrue to them with the current AMC offer or would they like to own Carmike Cinemas as a standalone company and take whatever risks accrue to that decision.

With respect to have we spoken to how many Shareholders, we’ve spoken to enough Shareholders that we have a sense of what they think.  We have no pre-agreements with any Shareholder about whether they will vote for or against.  As I said earlier in this call, I’m expecting a hysterical letter of protests to come out any second about this new revised offer.  We also think that this new revised offer will get a majority vote of Carmike Shareholders, but that’s my best guess as of today.  There’s no way of knowing if that will occur.  There is a significant risk this transaction will break.  That is a risk that AMC is perfectly willing to bear.  That’s also a risk that the Carmike Shareholders are going to have to bear depending upon how they vote when the time comes.

The other comment is that the vote is not going to happen today.  The vote is going to happen after a new prospectus is filed with the SEC and approved by the SEC.  That will take a little bit of time, so Carmike Shareholders are going to have plenty of time to consider the implications of their vote, and even if Carmike Shareholders today were to tell us that they were in favor or they were opposed, that doesn’t mean that’s what they’ll think 60 or 90 days from now when the vote actually were to take place.  So, we’ll probably go down this road not knowing for some time whether the Carmike transaction will clear the Shareholder vote, and I wouldn’t be surprised if there are public statements that are made by Carmike Shareholders that, in fact, change over time as we get closer to the voting day.

Then lastly, you asked the question about a 20% threshold.  I’m not sure exactly what you meant.  I’m thinking you meant that there’s a clause in the merger agreement that allows us to pull out of the deal if 20% or more of Carmike Shareholders go into appraisal rights under Delaware law.  Is that what you were referring to?

Sachin Shah:

Yes.  Yes.

Adam M. Aron:

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We can waive—that’s an AMC-only condition.

Sachin Shah:

Okay.  Okay.

Adam M. Aron:

We can waive that if we so desire, but we don’t have to make a decision about that anytime soon because that’ll be a function of what happens when the Shareholders actually vote.

Sachin Shah:

Okay.  So great.  Then ISS and Glass Lewis’ concerned, you believe, it seems from your comment right now, Aron, that you believe that they will eventually have—you know, come around even though there could be some letter writing going back and forth.  So basically if ISS and Glass Lewis, when we spoke about this about a week and change ago, it was contingent on them.  So now we’re $33.06.  Hopefully ISS and Glass Lewis comes around, and it seems like you expect them to come around.

Adam M. Aron:

Well, we have not yet talked to ISS and Glass Lewis.

Sachin Shah:

Okay.

Adam M. Aron:

The only obvious point that we’ve—that’s in our press release and is on the call today, $33.06 is a lot more than $30 and one of their significant criticisms of the $30 all-cash transaction is that Carmike Shareholders did not have an opportunity to participate in the upside of the combined companies by making this a 70/30 cash stock deal.  Carmike Shareholders will have a significant opportunity to participate in the deal, so we think that of the two biggest objections that ISS and Glass Lewis raise, which is the price and the fact that it did not include stock, it’s now a higher price and it now includes stock.  How they react to the new offer is unknown to us.

Sachin Shah:

Yes.  Yes.

Adam M. Aron:

We will probably all find out together.

Sachin Shah:

Okay.  Then finally, the odds, it seems, as you mentioned early on in the call that the odds increased with the higher offer, $33.06.  Would you peg with that odds are to getting to the finish lines in light of the fact that you still have the HSR issue behind the scenes to get this deal approved on antitrust perspective.  Are we talking about 75%, 80% now with this revised offer or even higher or lower?  Just want to understand where you kind of stood, because it seems that you’re willing to go either way, but you are

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also saying that increase.  So before it was whatever, but now I just wanted to see if there was a gauge of what you believe it to be.

Adam M. Aron:

Well, go back to March of 2016.  I never gave odds then about the deal closing, and I think it’s appropriate not for me to give odds today about the deal closing.  As I said, this is a decision for Carmike Shareholders to make.  They’re either going to want to be in the movie business—we welcome them with open arms—or we think they would be smarter to collect a premium on the shares and own some AMC stock where the Carmike theaters are part of a much bigger, broader, and more successful network.  But that’s their decision to make.  It’s not our decision to make.

The good news here is there’s no ability now for people to speculate and play game theory, that what would AMC do.  We know what AMC will do.  AMC just did it and this is the last thing that AMC’s going to do.  So we’re either going to get AMC at these price and terms or we’re not, and that’s their call and we look forward to them making a smart decision that is in their own self-interest and we believe that the smartest decision that they can make in their own self-interest is to say yes to the merger.

There was one other quick comment in there and that’s about the antitrust uncertainty.  I have long felt that this transaction is approvable by the Department of Justice, should be approved by the Department of Justice.  There may be some revenues that the Department of Justice wants us to make, some steps that they want us to make to get antitrust approval, but I’m confident that in our discussions with the DoJ we’ll get there.  So I think that the issue here fundamentally is not antitrust approval.  It’s whether the Carmike Shareholders want to sell their company.

Operator:

Thank you.  Our next question comes from the line of Jim Goss with Barrington Research Associates.  Please proceed with your question.

James Goss:

Thanks.  Given, Adam, what you’ve done with a Carmike offer and the Odeon and UCI offer, this is significantly different from what AMC has done, maybe not historically but certainly over the past several years.  I’m wondering if, however this works out, you would be likely to maintain that sort of pace or maybe have a pause to digest it.  I’m also wondering if it’s domestic versus international or if they’re of equal value to you, and given your three-quarters ownership by Wanda, if there’s any test (phon) to understanding of what part of the world you look at versus what part of the world the Parent Company works at.

Adam M. Aron:

Sure.  All good questions.  So on the first question, I don’t think I would use the word pause to describe what we will do if we get either Carmike our we get Carmike and Odeon because I do believe that our Company will be hyperactive in integrating either or both of these circuits into our Company and renovating theaters and putting in recliner chairs and putting in better food and beverage, but if you’re talking specifically with respect to M&A, yes, I do think that this has been a somewhat breathtaking pace that Craig and I have kept up over the last four months, and buying a company at the right price—well, buying a company at the wrong price is just a stupid thing to do and we haven’t done it yet; we won’t do it. Buying a company at the right price, though, is a good thing, but it’s only half the battle.  The other half is integrating those companies into yours successfully so that you actually realize the earnings growth that is the promise of these acquisitions.  So I do believe that our focus will move as much to integrating these operations into AMC as it stays on M&A activity.

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With respect to domestic and international, the good news is the Company has a considerable expertise in having been in international markets previously, so we know how to operate overseas, and we don’t have any planned mix in mind about what the optimum domestic international split is because I think instead we ought to act as an opportunistic buyer.  The Carmike acquisition would make us the largest player in the US.  The Odeon/UCI acquisition is making us the largest player in Europe.  If there are—I think that as other acquisitions come, whether they’re domestic or international, if we can buy them affordably at an attractive price so that our Shareholders benefit, and if we think we can bring those circuits into our systems successfully without paying, and if we can see a clearer path to growing earnings in those acquired circuits, then further acquisition activity, wherever it may be, is fine.

But if we can’t meet those three tests: buy it right, being able to bring it into our system without pain, and be able to generate increased profitability from the circuits (phon) we’re buying, there’s no point in doing M&A activity just for the sake of doing M&A activity.  With either of Carmike or Odeon, we’re already the biggest theater operator in the world.  That’s enough appetite for anybody.

In terms of an understanding with Wanda, Wanda Cinema line is already the largest movie theater chain in China, which is the second largest movie market in the world.  I can’t ever conceive of a notion where we would go into competition in China with Wanda, not only because they’re a 75% Shareholder of AMC, but also because the scale that Wanda Cinemas has in Europe has such a massive lead over everybody else in China.  But other than China, I don’t think the doors are closed to us anywhere else in the world.  That doesn’t mean we will go to all those other places, but it means that if there are attractive opportunities, we at least can consider them.

James Goss:

Okay.  One—thank you; I appreciated that—and one final question just about brands.  I know I’ve come to understand you as being very marketing and brand focused.  If you create two sub brands, one for small markets, one for mid-to-large markets, and you do have switches of an AMC to a Carmike, or vice versa, do you see that as having any impact or do you do a co-branding for a while?  How do you approach that integration process?

Adam M. Aron:

I mean, I do know the answer, but I’m not sure that I want to tip all of our competition months and months before we do what we’re going to do.  So, I think on that one I’m going to ask for your deference to let us hold and I promise you that when we’re ready to announce the brands, it’ll be very clear what we’re doing, why we’re doing it, how we will benefit from doing it, but I’m not sure I want to give all of our competitors the head start to look under the tent.  But as you said, there’s a lot of good marketing thinking inside AMC and I think we’ve got an extraordinarily solid handle on what we’re going to do, how, and why.

James Goss:

Okay.  Fair enough.  I appreciate your responses.

Operator:

Thank you.  Ladies and gentlemen, we have time for one more question.

Our final question is a follow-up from the line of Ben Mogil with Stifel.  Please proceed with your question.

Ben Mogil:

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Great.  Thanks.  I just want to get sort of some comfort on the 4.25 to 4.5 times leverage post closing.  I mean, given that ‘17—I’m sorry, given the ‘16 box offices likely not up for any of them.  Are you working off of a net debt number, or does that number also include some divestitures?

Adam M. Aron:

The 4.25 to 4.5 is a net number.  It is netted down by, as I said, kind of the range of best case, likely case, worst case in terms of divestitures, and it really doesn’t contemplate what ‘17 and ‘18 might look like with a stronger film slate.  So part of the hesitation to talk about specifically about additional equity is if you—we won’t have to wait and see how the cash flows develop that; that in and of itself can deliver the balance sheet.  So it’s kind of a wait-and-see, but the 4.25 to 4.5 is net and it is within what we think the range of possibilities are for divestitures.

Ben Mogil:

So you’re sort of assuming roughly about $200 million or so of cash from the acquired companies moving over as well; is that about right?  Because I’m kind of assuming the divestitures kind of wash out a little bit because you obviously lose some EBITDA in that process.

Adam M. Aron:

We’ll lose a little bit, yes, but that—you’re $150 million to $200 million is kind of in the ballpark for cash that comes across.

Ben Mogil:

Okay.  That’s great.  Thanks.

Adam M. Aron:

Operator, if there were any more—this is a pretty important group to us.  If there were any more questions, we’ll take them rather than cutting people off.

Operator:

At this moment we have no other questions.  If you’d like to ask a question, please press star, one on your telephone keypad.  We’ll pause a moment.

Thank you.  Our final question comes from the line of Sachin Shah with Albert Fried & Company.  Please proceed with your question.

Sachin Shah:

Hi, guys.  So I just wanted to understand the equity that you’re going to be issuing for the deal.  Is there—I may have missed this—are you planning on issuing additional equity which could add some pressure to your stock going forward?  Then the follow-up is that because Wanda owns 75%, that’s obviously going to go down unless they own super voting, so just wanted to clarify those two points.  Thank you.

Adam M. Aron:

Sure.  Well, in the Odeon transaction, it depends on currency rates and the AMC share price, which is going to be determined by the volume weighted average price of the 20 final trading days pre-closing.  Technically the 20 final trading days before the third and the last trading day pre-closing, but we think it’s

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going to be around $165 million worth of equity.  The Carmike equity is about $250 million of equity, about 8,180,000 shares because the Carmike pricing has been locked in at $30.56 per share.  There has been some very loose discussion on this phone call that at some point in the future, very much undefined, if we wanted to de-lever the balance sheet, we could do so by issuing additional equity, but we are far from making that decision and we have not quantified it in any way.

In terms of Wanda being diluted, yes, with its $415 million worth of equity that will go out in these two transactions, which is roughly 12 million, again, depends on how many shares the Odeon transaction actually consumes.  That will dilute Wanda down a little bit, but Wanda does finds itself at a Class A/Class B stock situation.  Wanda has multiple votes per share, so while their economic interest in the Company will drop marginally, they will still clearly be in control of the Company’s voting stock and the Company’s Board of Directors.

Sachin Shah:

Perfect.  Thank you, guys.  Congratulations.

Adam M. Aron:

Well, Operator, let me just close with the following comment.  First of all, as I think I’ve been telling this group for six months, I really appreciate how much hard work you invest in covering us and trying to figure out what we’re up to, and explaining it to the financial community at large.  Secondly, with respect to the announcement today, we couldn’t—we’re pretty transparent: we’d like to acquire Carmike and we are certainly willing to in these terms, but this is the best it’s going to get.  So now it’s for the Carmike Shareholders to decide.

With that, thank you for joining us and we’ll talk to you all soon.

Operator:

Thank you.  This concludes today’s teleconference.  You may disconnect your lines at this time.  Thank you for your participation.

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